BITMINE IMMERSION TECHNOLOGIES, INC.

2030 Powers Ferry Road SE, Suite 212

Atlanta, Georgia 30339

April 15, 2024

Mr. David Irving

Michelle Miller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bitmine Immersion Technologies, Inc.
Form 10-K Filed December 14, 2023
Form 10-Q Filed January 12, 2024
File No. 000-56220

Dear Mr. Irving and Ms. Miller:

Set forth below are the responses of Bitmine Immersion Technologies, Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2024, with respect to the Company’s Form 10-K for the year ended August 31, 2023 and its Form 10-Q for the quarter ended November 30, 2023 (the “SEC Reports”). The Company is also simultaneously filings its Form 10-Q for the three months ended February 29, 2024 (the “Current Form 10-Q”, in which other comments have been addressed.

Form 10-K For the Fiscal Year Ended August 31, 2023

Company Overview, page 1

1.	Refer to prior comment 4, to comment 8 in our letter dated August 28, 2023, and to your responses to these comments and disclosures in this filing. We do not see disclosure regarding the total hashing power of the pool in which your miners participate and the percentage thereof contributed by your miners, how that pool holds your proportion of mining rewards and the duration thereof, whether the pool operator has insurance for theft or loss and risk factor disclosure related to transferring crypto assets. Also, in your January 12, 2024 response you advised that you disclosed the material terms of your mining pool agreement in your Management’s Discussion and Analysis of Financial Condition and Results of Operation and the notes to your financial statements, yet your most recent form 10-K doesn't appear to disclose material terms of the mining agreement. Furthermore, your October 6, 2023 response letter advises that you will revise future filings to disclose the percentage of hashing power of your self-mining operations allocated to each pool for each accounting period in the notes to the financial statements, and we see no such disclosure. Please direct us to the above disclosures or please provide draft disclosures and confirm these disclosures will be included in future filings.

Response: As we believe was explained in response to the comments, the Company did not disclose the total hashing power of the pool and the percentage contribution by its miners because it is not relevant to the amount of rewards paid to the Company, and therefore is not shared by the pool operator. The Company disclosed that the mining pool operator calculates revenues in 24 hour increments, and pays each day’s revenue within 24 hours after the end of each day. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies – Revenues from digital currency mining – General - Step 3.” The Company also disclosed that it used only one mining pool during the year ended August 31, 2023. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies – Revenues from digital currency mining – General.” As explained in the initial response to this comment, we do not know if the pool operator has insurance against loss but we do not consider the risk to be material because the pool operator normally holds only one day of mining rewards and the Company has the ability to terminate its contributions to the pool at any time. Also, there is a risk factor disclosing that none of the bitcoin owned by the Company is insured, which would necessarily include bitcoin held on our behalf by the pool operator.

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2.	You state that you "plan to operate [y]our data centers using immersion cooling technology." In future filings please revise this statement to also clarify the extent to which your operations currently use immersion cooling technology.

Response: Beginning with the Current Form 10-Q, the Company will include a count of the miners that are immersion cooled miners versus air-cooled miners in future filings.

Part I

Item 1. Business, page 1

3.	Please clarify in the business section of future filings your intentions to mine digital assets other than bitcoin. Refer to comment 7 in our August 28, 2023 letter and to your response on October 6, 2023 that in future filings, including this Form 10-K, you would revise to "better reflect what has been mined to date and the future intent with regard to other types of digital assets." Please advise where in the document you clarify your intent regarding mining digital assets other than bitcoin or provide draft language you intend to include in future filings. We note your statements that that mining activities to date have been limited to Bitcoin and other disclosures in your risk factors on pages 22, 28 and 44 referencing "other cryptocurrencies we mine" or "any other digital assets we mine."

Response: We do not believe the references to “other digital assets [cryptocurrencies] we mine” in a few risk factors means that the Company mines any assets other than bitcoin presently. The Company has made clear in three other places that it has only mined bitcoin to date, but reserves its right to mine other digital currencies. The language cited from the risk factors merely covers the possibility that the Company owns or mines other digital assets, without representing that it actually does. Nevertheless, Item 1A. Risk Factor in the Current Form 10-Q includes amended versions of the three risk factors to clarify that the reference to other digital assets or cryptocurrencies does not mean that the Company actually owns or mines them.

4.	We note your response to prior comment 2. In future filings please include a more comprehensive breakeven analysis for your bitcoin mining operations that compares the cost to earn/mine one bitcoin with the market value of one bitcoin. Your analysis should identify and explain all relevant inputs used in your calculation, regardless of whether various inputs are discussed elsewhere in separate parts of your filing. As part of your analysis please include the cost of acquiring mining equipment and any related financing costs.

Response: Most miners that include a breakeven analysis do not include the depreciation of mining equipment, but at least one does, and therefore the Company will include depreciation associated with its miners in the breakeven analysis, beginning with the Current Form 10-Q. As far as we can determine, no other miners include financing costs of miners in their breakeven analysis. The Company does not believe there is any practical way to separate financing costs of miners given the nature, terms and use of proceeds from the debt and equity financings in which the Company has engaged to date, and we believe that others have reached the same conclusion.

Trinidad Operations, page 3

5.	In future filings please revise your statement in the second paragraph that "our rate for electricity will be TSTT’s existing rate of 3.5 cents per kwh" to state, if true and as stated in the paragraph above, that "[y]our hosting containers will be billed for electricity usage at the local utility’s standard rates, which is the greater of 3.5 cents per kwh or 75% of the declared reserve capacity, which is equal to the customer’s highest expected monthly kilovolt-ampere demand at $7.40." Please also revise the similar statement on page 12.

Response: In future filings, we will include the entire formula which governs the electricity rates that we are charged in our Trinidad operations.

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6.	You state that "[w]hile [y]our TSTT site was delayed pending electrification, [you] entered into a hosting agreement with a third party in Trinidad to host up to 192 miners in one immersion container until August 31, 2024." In future filings please disclose the electrical rates you have been paying at this location.

Response: In future filings, we will disclose the electricity rate for the 192 miners hosted by a third party in Trinidad.

Revenue Sources, page 5

7.	We note your disclosure on page 46 that you "generally liquidate [y]our bitcoin within 2-3 weeks of receipt in order to pay operational expenses. Therefore, [you] do not expect to incur material losses on bitcoin that [you] hold due to the short holding period. However, the volatility of bitcoin prices makes it more likely that [you] experience losses from holding bitcoin, which could have a material, adverse impact on [y]our liquidity and [y]our business." In future filings please revise this risk factor to address the fact that, as stated on page 5, you do not have a set policy in regard to how long you hold digital assets that you receive as payment. Address how the lack of such policy could exacerbate the volatility risk from holding bitcoin.

Response: The revised risk factor is included in Part II, Item 1A, Risk Factors of the Current Form 10-Q.

8.	We reissue comment 10 in our letter dated August 28, 2023. In future filings please reconcile your disclosures regarding whether you hold or plan to hold crypto assets for investment. For example, on page 6 you state that you "do not plan to hold any digital assets that [you] receive as a long-term investment," however on page 2 you state that you "may hold [y]our digital assets as investments in anticipation of continued adoption of digital assets as a 'store of value' and a more efficient medium of exchange than traditional fiat currencies." Likewise on page 56 you state that you "reserve the right to hold [y]our digital assets as a long-term investment." We note that in your October 6, 2023 response letter you advised that the "proper statement of the Company’s intent is the first statement, and the second statement will be removed or revised to be consistent with the first."

Response: The proper statement of intent is that the Company does not currently hold digital assets for long-term investment, but reserves the right to do so in the future. The Company believes that saying it “may” hold bitcoin as a long-term investment is not inconsistent with that general statement of its intent. In future filings, we will endeavor to make that intent clear in all places where the issue is discussed, and indicate when the Company holding period has changed, if that ever occurs.

Key Factors Affecting Our Performance

Halving, page 10

9.	Refer to prior comment 5, your response and your disclosures. We note that you have not included the requested cross-reference in either your most recent Form 10-K or 10-Q filings. Please confirm that you will revise the halving disclosure in your Business section of future filings to provide a cross-reference to your risk factor on the risks of halving.

Response: We will endeavor to include a cross-reference to the cited risk factor in future filings.

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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 62

10.	We note your response to comment 7 and that you recognized an impairment of fixed assets of $122,950 for the year ending August 31, 2023. Please enhance future filings to reflect your response and include a subheading for property and equipment. We note that within your critical accounting estimates discussion you separately discuss revenue recognition, cash and cash equivalents, cryptocurrency, stock-based compensation, related party transactions, net loss per share and income taxes but not property and equipment. Please also revise the header of your discussion from Critical Accounting Policies to Critical Accounting Estimates. Refer to Release No. 33-8350 Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 303(b)(3) of Regulation S-K.

Response: In future filings we will revise the header from “Critical Accounting Policies” to “Critical Accounting Estimates,” and in the annual reports we will include a subheading for property and equipment. In the quarterly reports, we simply cross-reference the applicable disclosure in the notes to the financial statements and expect to continue that process going forward. Regarding disclosure of the $122,950 impairment loss, we intend to include enhanced narrative disclosure of material transactions relating to property and equipment in the financial statement note concerning same, beginning with the Current Form 10-Q.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 78

11.	We note your response to prior comment 8. We note that the percent of common stock column in the table on page 78 does not compute based on the shares beneficially owned and the 49,665,649 shares of common stock issued and outstanding at December 1, 2023.

•	For example, you disclose 23,595,583 shares beneficially owned by Jonathan Bates, which represents 47.5% of common stock based on 49,665,649 shares of common stock issued and outstanding at December 1, 2023, not 41.0% as disclosed in the percentage of common stock column; and

•	For example, you disclose 16,786,887 shares beneficially owned by Innovative Digital Investors Emerging Technology, LP, which represents 33.8% of common stock based on 49,665,649 shares of common stock issued and outstanding at December 1, 2023, not 30.5% as disclosed in the percentage of common stock column.

We note these computational discrepancies for all beneficial share owners. Please revise future filings to address these concerns. Show us what your proposed disclosure will look like in your response, or advise otherwise.

Response: We believe that the percentages are correct. The percentages were calculated in accordance with Item 403 of Regulation S-K, which generally provides that beneficial ownership is calculated in accordance with Rule 13d-3. Rule 13d-3 requires that beneficial ownership include any shares owned plus any shares that the holder has the right to acquire within 60 days. Rule 13d-3 also addresses how to calculate the numerator in situations where a person’s ownership includes shares that are not yet issued, as follows: “Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.” Rule 13d-3(d)(1)(i)(D)

Therefore, Mr. Bates’ beneficial ownership includes 15,700,000 shares owned directly by affiliates that he controls, plus 2,608,696 shares of common stock issuable upon conversion of Series A Preferred Stock he owns, plus 5,286,887 shares of common stock issuable under Series A Preferred Stock owned by Innovative Digital Investors Emerging Technology, LP (“IDI”), which he controls, for a total of 7,895,583 contingent shares, and an overall total of 23,595,583 shares. Under Rule 13d-3, his beneficial ownership is thus calculated as 23,595,583 / 57,561,234 (derived from 49,665,651 + 7,895,583) = 41%.

Similarly, IDI’s ownership includes 11,500,000 shares which it owns directly, plus 5,286,887 shares of common stock issuable under Series A Preferred Stock which it owns, for an overall total of 16,786,887 shares. Under Rule 13d-3, its beneficial ownership is thus calculated as 16,786,887 / 54,952,538 (derived from 49,665,651 + 5,286,887) = 30.5%.

The only other persons named in the table whose ownership includes unissued contingent shares are Erik Nelson and Rykor Energy Solutions, LLC, and their beneficial ownership percentage is calculated in the same manner.

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Statement of Cash Flows, page F-6

12.	We note your response to comment 1 and that the basis of the one immersion container with a carrying value of $231,429 contributed by you in the joint venture was stepped up to $300,000, and is included in the total cost basis of $987,429 of your joint venture investment. Please tell us how you accounted for the increase in step-up of $69,000 and the accounting guidance to support your accounting.

Response: We believe that our answer to a previous comment about this transaction may have been misinterpreted. The Company used its basis in the assets contributed of $231,429 in recording the amount of its investment in the joint venture, but the Company did not increase the value of the asset on its books and record a gain. The Company merely noted that the transaction documents for the joint venture assigned a value of $300,000 to the container that was contributed, but no accounting effect to mark up its investment to that value was given to that language.

13.	Please address the following:

•	Tell us how cryptocurrency proceeds from the sale of equipment of $56,730 is reflected in supplemental non-cash activities; and

•	Tell us how cryptocurrency used to pay expenses and to purchase equipment of $213,918 is reflected in supplemental non-cash activities.

Response: As indicated in our responses to the last comment letter, all transactions relating to cryptocurrencies are reflected in changes to the balance of cryptocurrencies in cash flows from operating activities, which would be the case with regard to the two items mentioned in the common. See Response to Comment 13. Thus, for the year ended August 31, 2023, change in cryptocurrencies in the cash flow statement was ($108,035). As disclosed in Note 2 to the financial statements, cryptocurrencies had a value of $21,434 at the beginning of the year and a value of $129,469 at the end of the year, for a difference of $108,035. Both items mentioned in the comment are included in the reconciliation of changes in cryptocurrencies contained in Note 2.

Notes to Condensed Financial Statements

Note 1 - Basis of Presentation and Summary of Significant Policies

Revenues From Digital Currency Mining, page F-8

14.	We note your response to comments 9 and 10. Please address the following:

•	You assert that the mining pool agreement renews daily as long as neither party elects to terminate it, and you do not believe the duration is less than 24 hours. The guidance in ASC 606-10-25-3 indicates that the duration of the contract is the period in which the parties have present enforceable rights and obligations considering termination and renewal rights. Tell us your consideration of the interpretation in the FASB Revenue Recognition Implementation Q&A question 8 and whether a contract that can be terminated at any time without penalty would result in a contract that is continuously renewed throughout the day and therefore results in many contracts with durations less than 24 hours. If true, revise future filings to specifically disclose that, "the contract duration is less than 24 hours and is continuously renewed throughout the day," or advise;

•	You assert that your mining pool contracts are terminable at any time by either party without penalty and the formula for payment does not change upon renewal. Your response implies that your customer does not have a material right. Confirm our understanding and, if so, enhance your disclosures in future filings to support that you have a single performance obligation. Refer to ASC 606-10-55-42;

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•	Revise future filings to remove reference to your performance obligation as being the provision of “computing power” and instead describe the performance obligation as the provision of “hash calculation services” or something similar. In this regard, we note your response to the fifth bullet of prior comment 9 but continue to believe that the provision of “computing power” is too imprecise to describe your performance obligation to provide a service to the mine pool operator to run its software on your equipment to, in part, construct header candidates and perform hash calculations;

•	Enhance future filings to indicate, if true, that providing hash calculation services for the pool operator is an output of your ordinary activities, that you determine when to provide services, and that your enforceable right to compensation begins when, and continues for as long as, services are provided; and

•	You state in your response and your disclosures that you measure Bitcoin consideration earned at the end of the day spot price which is not materially different than at contract inception. Please remove these statements and indicate that you measure Bitcoin consideration earned on the date of contract inception.

Response: The answers to each sub-question of this comment are:

•	While the mining pool contract may be terminated at any time during a day, that would not change the fact that the mining pool operator would still only calculate the Company’s share of rewards over the course of the entire day. Its rewards would not be determined at termination, but at midnight UTC on the date of termination, and paid in its normal course several hours later by a transfer to the Company’s wallet account based on the computing power contributed by the Company over the entire 24 hour day, even though the Company may have disconnected its machines from the mining pool mid-day when it elected to terminate the agreement. Furthermore, treating the contract as being a series of one second agreements throughout the day, with separate pricing for each one second contract based on the price of bitcoin for that split second, would introduce substantial administrative costs to calculate revenues with only a de minimus change in the actual revenues reported.

•	We are not totally sure what the comment is asking, but we believe the mining pool operator has the same right to terminate the agreement at any time that the Company has.

•	The Company will change references to computing power to hash calculation services in future filings, beginning with the Current 10-Q.

•	The Company included the verbiage suggest in the fourth bullet point in the Current 10-Q and will do so in future filings.

•	The Company cannot change the statement since it is factually incorrect. To date, revenues have been based on the price of bitcoin at midnight UTC at the end of each day. However, beginning as of March 1, 2024, the Company will change its method of recognizing revenue to measure the bitcoin it generates based on the opening price of bitcoin on the date earned. As with other miners, the Company maintains that the change will not have a material impact on the amount of revenue recorded, and therefore it is not necessary to effect the change retrospectively or restate prior financial statements to reflect the change. For example, had the Company made the change effective as of September 1, 2023, the change would have only resulted in a decrease of $5,348 in mining revenue offset by an increase in realized gain on the sale of bitcoin, for no net change in net income (loss) for the six month period. The Company believes that this reclassification entry, which has no impact on net loss or the balance sheet, is immaterial, and will adopt the change in estimate prospectively commencing on March 1, 2024

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15.	We note your response to comment 10 and your disclosure your payment mechanism is FPPS and you fully constrain all variable consideration until you receive confirmation of the amount, usually via settlement of the fractional share of block reward and transaction fee in your digital wallet because the amount of consideration is highly susceptible to factors outside of your control as defined by your customer’s payout methodology. The inputs of the standard block reward formula for a FPPS payment mechanism are pool participant hash rate, network difficulty which adjusts every two weeks and block subsidiary which halves about every four years. Since the only formula input that can change at contract inception is your hash rate, which you decide, please revise your disclosure in future filings to clarify, if true, that only transaction fees are constrained until the end of each transactional day or midnight UTC time.

Response: We believe the comment reflects a misreading of our prior responses to comments on this issue. As disclosed in our comment response, the amount of hashing power contributed each day is not known at the beginning of the day, because it is impacted by mid-day events. In particular, our response to Comment No. 10 in the last comment letter explained the reasons why the hashing power contribution is not known at the beginning of each day as follows:

•	miners may be placed online mid-day, or taken offline mid-day due to maintenance or other factors;

•	many of our locations (Pecos, Texas; Murray, Kentucky) provide for the cessation of mining during peak usage periods during the day;

•	even Luxor only guarantees 98% uptime on a monthly basis, and awards are calculated only on the Luxor uptime during the day, provided monthly uptime is 98% or greater.

Cryptocurrency, page F-11

16.	You disclose that Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives and are not amortized but assessed for impairment quarterly, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Please address the following:

•	Confirm our understanding and revise your disclosure in future filings to clearly indicate that you assess cryptocurrency impairment based on the lowest intraday price each day. Refer to ASC 350-30-35-18B; and

•	Confirm that cryptocurrency impairment of $3,523 was determined based on the lowest intraday price each day for your crypto holdings over the course and during the year ended August 31, 2023.

Response: The impairment, which is immaterial, was not calculated using the lowest intraday price. It was calculated using the closing price of bitcoin at the end of the accounting period. The accounting rule cited in the comment does not provide the methodology for valuing intangibles or even use the term “intraday.” In addition, the Company cannot find any other accounting authority which would indicate that intangibles (including bitcoin) should be valued at their lowest intraday price, including accounting guidance published by such firms as KPMG and Deloitte. If we have inadvertently failed to locate the applicable authority, please provide us with a citation so that we may review it., and to the extent the suggested method is required, the Company will have no objection to adopting it.

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Note 4. Property and Equipment, page F-14

17.	We note your response to comment 14. Please address the following:

•	We note that purchases and disposition of property and equipment is recurring and significant to the operation of your business. We are unable to reconcile the change in year-over-year balances to the activity disclosed. Provide us and enhance future filings to disclose purchases and dispositions separately in the table of property and equipment as disclosed for the periods presented. To the extent such activity does not directly tie to related activity in your statement of cash flows, including supplemental non-cash activity, include footnotes to explain any differences. Refer to ASC 210-10-S99 and Regulation S-X Rule 5-02.13(a);

•	As previously requested, tell us how you accounted for the October 19, 2022 TCC repurchase of the 70 Antminer TY-17s and 25 Whatsminers, including the accounts and amounts and how the $212,500 cash payment by you is reflected in the statement of cash flows; and

•	You state in your response that you chose to debit cost of sales for $168,750 based on the terms of your warranty obligation but we note that cost of sales from mining equipment for the year ended August 31, 2023 is only $87,080.

Response: As noted in response to Comment No. 10, we are including enhanced narrative disclosure of material transactions relating to property and equipment in the financial statement note concerning same, beginning with the Current Form 10-Q, which is the method used by other companies to explain and reconcile changes in property and equipment.

The answer to each sub-question of this comment is as follows:

•	The following is a breakdown of the changes in fixed assets and fixed assets not in service during the year ended August 31, 2023:

Fixed Assets in Service

August 31, 2022 balance	21,875.00
Transfers from fixed assets not in service	1,515,978.40
Impairment charge	(44,500.00)
Purchase of fixed assets	56,000.00
Sale of fixed assets	(42,500.00)
Depreciation	(470,704.60)
August 31, 2023 balance	1,036,149.00

Fixed Assets not in Service

August 31, 2022 balance	6,509,601.92
Transfers to fixed assets in service	(1,515,978.40)
Fixed assets acquired from TCC	212,750.00
Other fixed assets acquired	757,381.51
Impairment charge	(84,450.00)
Fixed assets contributed to ROC JV	(981,428.57)
Fixed assets sold to ROC JV	(984,857.14)
August 31, 2023 balance	3,913,019.32

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•	The Company accounted for the purchase of 70 Antminer TY-17s and 25 Whatsminers in October 2022 as a purchase of property and equipment. In the Form 10-Q for the quarter ended November 30, 2022, the cash flow statement includes a line for “sale of fixed assets” of $1,558,443, which is actually sales of fixed assets net of purchases, including the $212,750 spent to purchase the miners referenced in the comment. The cash flow statement for the six months ended February 28, 2023 in the Current Form 10-Q has been substantially changed from what was originally filed. A number of large non-cash transactions are now reported in the “Supplemental disclosure . . .” section, and “Purchase of fixed assets” of $469,843 includes $212,750 for the purchase of miners from TCC.

•	The $168,750 warranty expense was recorded in the quarter ended August 31, 2022. See Note 5 to the audited financial statements included with the Form 10-K for the year ended August 31, 2022. The Company elected to record this amount in fiscal 2022 because the warranty liability was apparent prior to August 31, 2022.

Note 5 - Investments and Notes Receivables, page F-14

18.	You disclose that on February 1, 2023, you modified the agreement for the sale of two hosting containers for $960,000 under which you agreed that the remaining principal balance of the note was $731,472, and that you agreed to allow the note obligor to repay the note principal at a 10% discount. You also disclose that you received all payments due on this note during the period. Please address the following:

•	How you accounted for the note reduction and all the payments received due during the year ended August 31, 2023, including how reflected in your statements of cash flows and or supplemental non-cash activity; and

•	Tell us why your reclassified the note receivable from ROC from Notes receivable to Notes receivable-related party.

Response: The answer to each sub-question of this comment is as follows:

•	The Company did not record any entry in connection with the note reduction to $731,472, since that amount represented the principal balance after all payments were applied, and not a partial forgiveness of the principal amount, as the comment seems to imply. According to the guidelines of ASC 606-10-25-1, a company should not recognize revenue until it is probable that the payment for that revenue will be collected. This means that a company must consider the creditworthiness of its customers and any other factors that may affect their ability to pay before recognizing revenue from a particular contract. Due to the start-up nature of the customer purchasing the two hosting containers under the guidelines of ASC 606 the Company could not determine that the contractual payment was “probable”. As such the Company recognized a portion of each payment received as revenue calculated by taking the amount of each payment reduced a prorated portion of deferred revenue recorded on the initial sale.

•	The Company did not record any impact of the 10% discount because the understanding of the parties was that the 10% would apply only if the customer was able to repay the principal by the end of February 2023, which it was not able to do.

•	The note receivable from ROC is part of the Company’s investment in the joint venture with ROC; therefore, ROC is a related party and the note receivable from the ROC is therefore a related party receivable.

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Note 7. Stockholder's Equity, page F-16

19.	We note that you have removed the disclosure of the terms of your Preferred Stock. Please include in future filings, the terms of your preferred stock, including pertinent information that informed your determination to classify preferred stock within stockholder's equity, including that redemption solely within your control. Refer to ASC 505-10-50-4 and Refer to Rule 5-02-27(d) and 28 of Regulation S-X.

Response: In future filings, beginning with the Current 10-Q, we will include the prior discussion of the terms of the Series A Preferred Stock in the financial statement note concerning stockholders’ equity.

Form 10-Q For the Period Ended November 30, 2023

Statements of Cash Flows, page 8

20.	Please tell us how cryptocurrency used to pay expenses and to purchase equipment of $67,580 on page 16 is reflected in your cash flow and or supplemental disclosure of non- cash activity.

Response: See our response to Comment No. 13 herein. As previously indicated, all transactions relating to cryptocurrencies are reflected in changes to the balance of cryptocurrencies in cash flows from operating activities, which is the case with regard to the item mentioned in the comment.

Notes to Unaudited Condensed Financial Statements

Note 1 - Basis of Presentation and Summary of Significant Policies

Cryptocurrency, page 13

21.	We note your response to prior comment 12 and your classification of digital assets as current assets in the Form 10-Q for the quarterly period ended November 30, 2023. Please revise your disclosure in future filings to specifically disclose that you classify your digital assets as current assets because you, "reasonably expect to sell or exchange these assets within one year," which is consistent with your response.

Response: The Company will make this change in future filings, beginning with the Current 10-Q to reflect that it expects to exchange these assets within one quarter.

22.	Please tell us and enhance future filings to disclose, for cryptocurrencies accounted for as intangibles, the fair value disclosures required by ASC 820-10-50.

Response: The fair value disclosures are not necessary because cryptocurrencies are not valued under the fair value method of ASC 820 until the Company adopts ASU 2023-08, which it has yet to do. The Company’s disclosure of its accounting for cryptocurrencies is consistent with that of other miners prior to their adoption of ASU 2023-08.

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Note 2 - Cryptocurrencies, page 16

23.	Please tell us what in-transit adjustment of $5,165 as reflected in your rollforward on page 16 represents and the related accounting.

Response: The adjustment, which is immaterial, should have simply been labeled as an “adjustment” instead of an “in-transit adjustment”. This adjustment was recorded as a miscellaneous expense reduction.

Note 7 - Bitcoin Loan and Derivative Liability, page 19

24.	We note your disclosure of the Luxor Bitcoin Financing ("LBF") in October 2023. Please tell us the following related to the LBF:

•	How you calculated the $37,537 extinguishment of debt and the specific authoritative literature you relied upon under GAAP to determine this amount;

•	How you calculated the $50,429 in financing costs and the specific authoritative literature you relied upon under GAAP to determine this amount; and

•	Include a rollforward of the bitcoin loan balance due from the $527,505.19 at 10/4/23 to the $394,922 at 11/30/23, and any future interim periods, as appropriate.

Response: The calculations for the $37,537 loss on extinguishment of debt, $50,429 in financing costs and the rollforward of the bitcoin loan is presented in Exhibit A, attached hereto. The authoritative literature used to calculate the loss of $37,537 and the recording of $50,429 in financing costs amount are as follows:

•	Loss on the Extinguishment of Debt - ASC 470-50-15-4: Per 40-1, as indicated in paragraph 470-50-15-4 the general guidance for the extinguishment of liabilities is contain in subtopic 405-20 and defines transactions that the debtor shall recognize as an extinguishment of a liability. Per 40-2, a difference between the reacquisition price of debt and the net carrying amount of debt shall be recognized currently in income of the period of extinguishment as loss or gain and identified as a separate item. Gains and losses shall not be amortized to future periods. In this case, the LBF is only repayable in bitcoin, not cash. The $37,537 loss on extinguishment of debt was due to the difference between the expected value of the payments made in the first quarter and the actual value of the payments, which was higher due to the fact that the market price of bitcoin rose during the quarter. Below are the calculations:

Loan Activity in BTC

Opening balance BTC due	20.78946
Repaid in 2024 Q1	(6.583329)
Amount due 11/30/2023	14.206131
Repaid in 2024 Q2	(10.8327102)
Amount due 2/29/2024	3.3734208

Calculation of Loss on Loan Payments

Value of BTC paid in 2024 Q1	220,550
Expected value of BTC paid in 2024 Q1	183,013
Loss on extinguishment of debt	(37,537)

Value of BTC paid in 2024 Q2	484,813
Expected value of BTC paid in 2024 Q2	301,143
Loss on extinguishment of debt	(183,670)

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•	ASC 310-20 provides guidance on the recognition and measurement of non-refundable fees and origination costs associated with all types of lending. Origination costs associated with loans received are expensed as period costs. The Company considers the obligation to repay 20.79 bitcoin to Luxor when it borrowed only 18.9754 bitcoin times the then current price of bitcoin of $27,799.39 to be an origination cost that it immediately expensed.

•	Below is the requested roll-forward of the bitcoin loan balance through February 29, 2024:

Loan Activity in USD

Opening balance	577,934
Q1 payments (expected value at inception)	183,013
Q1 ending balance	394,921
Q2 payments (expected value at inception)	301,143
Q2 ending balance	93,779

The difference between the value of bitcoin payable at the end of the quarter and the expected value at contract inception is reflected on the balance sheet as a “derivative liability” and in the income statement as “change in derivative liability.” As indicated in the notes to the financial statements, the value of the remaining bitcoin payable under the LBF at the end of each quarter is determined under the Black-Scholes method. The assumptions used for the Black-Scholes computations are included in the financial note.

In connection with responding to the Staff’s comments, we acknowledge that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BITMINE IMMERSION TECHNOLOGIES, INC.

/s/ Jonathan Bates
Jonathan Bates
Chief Executive Officer

Cc:	Robert J. Mottern, Davis Gillett Mottern and Sims, LLC

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